

March 21, 2024

Brandon Hetzel
Chief Financial Officer
Sunrise Realty Trust, Inc.
525 Okeechobee Blvd Suite 1650
West Palm Beach, FL 33401

   Re: Sunrise Realty Trust, Inc.
     Registration Statement on Form 10-12B
     Filed February 22, 2024
     File No. 001-41971

Dear Brandon Hetzel:

   We have reviewed your filing and have the following comments.

   Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Exhibit 99.1 to Registration Statement on Form 10-12B filed February 22, 2024

Risk Factors
Subject to the approval of our Board..., page 16

1. We note your risk factor disclosure on page 25 of your Information Statement regarding your external manager's ability to change the investment strategies without the consent of your stockholders. Please include disclosure about how stockholders will be informed of any changes to the investment strategies.

In connection with the separation into two public companies..., page 34

2. We note your disclosure that in connection with the separation, you will enter into an indemnification agreement with AFC Gamma. Please file the indemnification agreement as an exhibit to your registration statement, or advise.

Our Bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum..., page 37

3.   We note your risk factor disclosure on page 37 of your Information Statement that your bylaws designate the federal district courts of the United States as the sole and exclusive forum for the resolution of any claim arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Unaudited Pro Forma Statement of Operations, page 64

4.   Please revise the footnotes to the unaudited pro forma statement of operations to disclose the assumptions made in arriving at the amount of each adjustment, providing the detail necessary for a reader to be able to recalculate the amount of each adjustment.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments, page 67

5.   Please revise the discussion of the loans to provide a more robust discussion of the reserves being held on each loan, including how the reserves are recorded and how it is anticipated that they will be drawn down. Clarify why the reserves are not reflected in the unaudited pro forma financial statements. Also expand your disclosure to address the credit quality of the loans acquired.

Business
Target Investments and Portfolio, page 76

6.   Within your discussion of your target investments and portfolio, please clarify the meaning of "markets in the Southern US benefiting from economic tailwinds with growth potential," including, as an example only, the specific commercial real estate sub-industries that the company intends to target.

Current and Prospective Portfolio, page 76

7.   Please revise your disclosure regarding your current portfolio to provide details regarding the commercial real estate collateral type (*e.g.*, office, hotel, retail, etc.), geographic location, and other portfolio characteristics (*e.g.*, interest rate type, loan size, etc.), or advise us why it is not material to investors.

Directors and Executive Officers, page 80

8.   Please revise your disclosure regarding Leonard M. Tannenbaum and Alexander Frank to include a discussion of the 2015 and 2018 cease and desist orders involving Fifth Street

Asset Management referenced on page 44 of the Information Statement or advise us why they are not material to an evaluation of the ability or integrity of a director or executive officer. Refer to Item 401(f) of Regulation S-K.

Management Compensation, page 94

9. We note that you intend to reimburse your advisor for costs associated with salaries and benefits to be paid to your named executive officers. In future filings that require Item 404 of Regulation S-K disclosure, please break out the amounts paid pursuant to the expense reimbursement fee and specify any amounts reimbursed for salaries or benefits of each of your named executive officers.

Certain Relationships and Related Transactions, and Director Independence, page 100

10. Please consider providing a chart depicting the relationships between the various related parties including, but not limited to, Leonard Tannenbaum, TCG Services LLC, Brian Sedrish, and Southern Realty Trust Inc.

11. We note your disclosure on page 57 of your Information Statement that your Chief Executive Officer, Brian Sedrish, also manages Southern Realty Trust, Inc., a REIT with a similar investment strategy to that of your company. Please disclose how investment opportunities will be allocated between the two entities.

General

12. We note you intend to elect and operate your business as a real estate investment trust and are dependent on Sunrise Manager LLC and its affiliates. Please include disclosure comparable to that required by Industry Guide 5, including prior performance tables for programs with similar investment objectives, or advise us why such disclosure is not material to investors. For guidance, see CF Disclosure Guidance: Topic No. 6.

13. Please provide a detailed legal analysis addressing the following considerations under the Investment Company Act of 1940 (the "Investment Company Act"). For each response, where applicable, please provide such analysis (i) as of December 31, 2023; and (ii) based on your expectations for the Company (a) immediately following AFC Gamma's contribution of assets, liabilities and business related to the Spin-Off Business to the Company, and (b) following the completion of the Spin-Off on a going-forward basis.

    • Please provide a detailed legal analysis regarding whether the Company (and its subsidiaries) meets the definition of an "investment company" under Section 3(a)(1)(A) of the Investment Company Act. In your response, please address, in detail, each of the factors outlined in *Tonapah Mining Company of Nevada*, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

- Please provide a detailed legal analysis regarding whether the Company and each of its subsidiaries meets the definition of an "investment company" under Section 3(a)(1)(C) of the Investment Company Act. Please include in your analysis all relevant calculations under Section 3(a)(1)(C) as of the most recent fiscal quarter end, identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations.

- Notwithstanding the generality of the foregoing comments, to the extent the Company and its subsidiaries intend to rely on the exclusion from the definition of "investment company" provided by Section 3(c)(5)(C) of the Investment Company Act, please identify and provide a detailed legal analysis of Commission statements or other applicable precedent to support your determination that the Company is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates and that the Company is primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate for purposes of Section 3(c)(5)(C) of the Investment Company Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Paul Cline at 202-551-3851 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jeeho M. Lee